SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

BEAZER HOMES USA, INC.
(Name of Subject Company (Issuer) and Filing Persons (Offeror))

Options to Purchase Common Stock, $0.01 Par Value
Stock-Settled Stock Appreciation Rights
(Title of Classes of Securities)
07556Q105
(CUSIP Number of Class of Securities Underlying Options)

Kenneth F. Khoury, Esq.
Executive Vice President and General Counsel
Beazer Homes USA Inc.
1000 Abernathy Road, Suite 1200
Atlanta, Georgia 30328
(770) 829-3700
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$320,536	$17.89

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options and/or stock-settled stock appreciation rights to purchase 310,011 shares of common stock of Beazer Homes USA, Inc. having an aggregate value of $320,536 as of August 3, 2009 will be exchanged or cancelled pursuant to this offer. The aggregate value of such securities was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of the value of this transaction.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable	Filing Party:	Not Applicable

Form or Registration No.:	Not Applicable	Date Filed:	Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offers).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offers).

     This Tender Offer Statement on Schedule TO relates to an offer by Beazer Homes USA, Inc., a Delaware corporation (“Beazer Homes” or the “Company”), to exchange (the “Exchange Offer”) certain options and stock-settled stock appreciation rights (“SSARs”) to purchase up to an aggregate of 95,672 shares of the Company’s common stock, whether vested or unvested, that have an exercise price per share in excess of $26.00 (the “Eligible Awards”). These Eligible Awards may be exchanged for shares of Restricted Stock (“Restricted Stock”) upon the terms and subject to the conditions set forth in (i) the Offer to Exchange Certain Outstanding Options and Stock-Settled Stock Appreciation Rights for New Restricted Stock Awards, dated August 4, 2009 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(A), (ii) the Election Form, attached hereto as Exhibit (a)(1)(B), and (iii) the Withdrawal Form, attached hereto as Exhibit (a)(1)(C). The following disclosure materials also were made available to eligible employees: (I) the Form of Memo to Eligible Holders of Options and/or Stock-Settled Stock Appreciation Rights from Fred Fratto, titled “Commencement of Stock Option and Stock-Settled Stock Appreciation Rights Exchange Program,” dated August 4, 2009, attached hereto as Exhibit (a)(1)(D), (II) the Form of Confirmation Message of Receipt of Election or Withdrawal Form, attached hereto as Exhibit (a)(1)(E) and (III) the Form of Reminder Messages, attached hereto as Exhibit (a)(1)(F). These documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents.” An “eligible employee” refers to all employees of the Company or its subsidiaries who remain employees through the date exchanged Eligible Awards are cancelled. Notwithstanding the foregoing, the Company’s executive officers and members of the Company’s board of directors, in each case, as of the commencement of the offer, are not eligible.
     The information in the Disclosure Documents, including all schedules and exhibits to the Disclosure Documents, is incorporated herein by reference to answer the items required in this Schedule TO.
Item 1. Summary Term Sheet
     The information set forth under the caption “Summary Term Sheet and Questions and Answers” in the Offer to Exchange is incorporated herein by reference.
Item 2. Subject Company Information.
     (a) Name and Address
     Beazer Homes is the issuer of the securities subject to the Exchange Offer. The address of the Company’s principal executive office is 1000 Abernathy Road, Suite 1200, Atlanta, Georgia 30328 and the telephone number at that address is (770) 829-3700. The information set forth in the Offer to Exchange under the caption “The Offer” titled “Information concerning Beazer Homes; financial information” (Section 10) is incorporated herein by reference.
     (b) Securities.
     The subject class of securities consists of the Eligible Awards. The actual number of shares of restricted stock to be issued in the Exchange Offer will depend on the number of shares of common stock subject to the unexercised options and SSARs tendered by eligible employees and accepted for exchange and cancelled. The information set forth in the Offer to Exchange under the captions “Summary Term Sheet and Questions and Answers,” “Risks of Participating in the Exchange Program,” and the sections under the caption “The Offer” titled “Number of awards; expiration date” (Section 2), “Acceptance of Eligible awards for exchange and issuance of new awards” (Section 6), and “Source and amount of consideration; terms of restricted stock” (Section 9) is incorporated herein by reference.

     (c) Trading Market and Price.
     The information set forth in the Offer to Exchange under the caption “The Offer” titled “Price range of shares underlying the awards” (Section 8) is incorporated herein by reference.
Item 3. Identity and Background of Filing Person
     (a) Name and Address.
     The filing person is the Beazer Homes, the issuer. The information set forth under Item 2(a) above is incorporated by reference into this Item 3(a).
     The information set forth in the Offer to Exchange under the caption “The Offer” titled “Interests of directors and named executive officers; transactions and arrangements concerning our securities” (Section 11), which contains information regarding the identity and address of the Company’s directors and named executive officers, is incorporated by reference herein.
Item 4. Terms of the Transaction.
     (a) Material Terms.
     The information set forth in the section of the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and the sections under the caption “The Offer” titled “Eligibility”(Section 1), “Number of awards; expiration date” (Section 2), “Purposes of the Exchange Program” (Section 3), “Procedures for electing to exchange awards” (Section 4), “Withdrawal rights and change of election” (Section 5), “Acceptance of awards for exchange and issuance of new awards” (Section 6), “Conditions of the Exchange Program” (Section 7), “Price range of shares underlying the Eligible Awards” (Section 8), “Source and amount of consideration; terms of restricted stock” (Section 9) “Status of awards acquired by us in the Exchange Program; accounting consequences of the Exchange Program” (Section 10), “Legal matters; regulatory approvals” (Section 13), “Certain U.S. federal income tax consequences” (Section 14), “Extension of Exchange Program; termination; amendment” (Section 15) and Schedule A attached to the Offer to Exchange is incorporated herein by reference.
     (b) Purchases.
     The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Interests of directors and named executive officers; transactions and arrangements concerning our securities” (Section 11)is incorporated herein by reference.
Item 5. Past Contracts, Transactions, Negotiations and Arrangements.
     (e) Agreements Involving the Subject Company’s Securities.
     The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Interests of directors and named executive officers; transactions and arrangements concerning our securities” (Section 11) is incorporated herein by reference.

Item 6. Purposes of Transaction and Plans or Proposals.
     (a) Purposes.
     The information set forth in the section of the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and the section under the caption “The Offer” titled “Purposes of the Exchange Program” (Section 3) is incorporated herein by reference.
     (b) Use of Securities Acquired.
     The information set forth in the sections of the Offer to Exchange under the caption “The Offer” titled “Acceptance of eligible awards for exchange and issuance of new awards” (Section 6) and “Status of awards acquired by us in the Exchange Program; accounting consequences of the Exchange Program” (Section 12) is incorporated herein by reference.
     (c) Plans.
     The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Purposes of the Exchange Program” (Section 3) is incorporated herein by reference.
Item 7. Sources and Amount of Funds or Other Consideration.
     (a) Sources of Funds.
     The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Source and amount of consideration; terms of restricted stock” (Section 9) is incorporated herein by reference.
     (b) Conditions.
     The information set forth in the section of the Offer to Exchange under the caption “Conditions of the Exchange Program” (Section 7) is incorporated herein by reference.
     (d) Borrowed Funds.
     Not applicable.
Item 8. Interest in Securities of the Subject Company.
     (a) Securities Ownership.
     The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Interests of directors and named executive officers; transactions and arrangements concerning our securities” (Section 11) is incorporated herein by reference.
     (b) Securities Transactions.
     The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “Interests of directors and named executive officers; transactions and arrangements concerning our securities” (Section 11) is incorporated herein by reference.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.
     (a) Solicitations or Recommendations.
     Not applicable.
Item 10. Financial Statements.
     (a) Financial Information.
     The information set forth in Schedule A to the Offer to Exchange and in the sections of the Offer to Exchange under the captions “The Offer” titled “Information concerning Beazer Homes; financial information” (Section 10) and “The Offer” titled “Additional information” (Section 17) is incorporated herein by reference. The Company’s Annual Report on Form 10-K and the Quarterly Reports on Form 10-Q can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.
     (b) Pro Forma Information.
     Not applicable.
Item 11. Additional Information.
     (a) Agreements, Regulatory Requirements and Legal Proceedings.
     The information set forth in the sections of the Offer to Exchange under the caption “The Offer” titled “Interests of directors and named executive officers; transactions and arrangements concerning our securities” (Section 11) and “Legal matters; regulatory approvals” (Section 13) is incorporated herein by reference.
     (b) Other Material Information.
     The information set forth in the section of the Offer to Exchange under the caption “Risks of Participating in the Exchange Program” in incorporated herein by reference.
Item 12. Exhibits.
     The Exhibit Index attached to this Schedule TO is incorporated herein by reference.
Item 13. Information Required by Schedule 13E-3.
     Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BEAZER HOMES USA, INC.
Date: August 4, 2009	By:	/s/ Allan P. Merrill
		Name:	Allan P. Merrill
		Title:	Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

(a)(1)(A)	Offer to Exchange Certain Outstanding Options and Stock-Settled Stock Appreciation Rights for New Restricted Stock Awards, dated August 4, 2009.

(a)(1)(B)	Election Form.

(a)(1)(C)	Withdrawal Form.

(a)(1)(D)	Form of Memo to Eligible Holders of Options and/or Stock-Settled Stock Appreciation Rights from Fred Fratto, titled “Commencement of Stock Option and Stock-Settled Stock Appreciation Rights Exchange Program,” dated August 4, 2009.

(a)(1)(E)	Forms of Confirmation Messages of Receipt of Election and Withdrawal Forms.

(a)(1)(F)	Forms of Reminder Messages.

(b)	Not applicable.

(d)(1)	Amended and Restated 1999 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2008, as filed with the Commission on August 8, 2008).

(d)(2)	Form of Restricted Stock Award Agreement.

(g)	Not applicable.

(h)	Not applicable.